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                                 techies.com inc
                              7101 Metro Boulevard
                                 Edina, MN 55439

                                   May 2, 2000

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549
Attention:    Paula Dubberly
              Andrew J. Brady

         Re:      techies.com inc.
                  Registration Statement on From S-1 (Reg. No. 333-95661) (the "Registration Statement")

Ladies and Gentlemen:

         Pursuant to rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), please accept this letter as a request for the Commission's consent to the withdrawal of the Registration Statement. The offering contemplated by the Registration Statement has been terminated due to unfavorable market conditions.

         Upon the grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto", and which is to be included in the file for the Registration Statement.

         Otherwise, please direct all inquiries to Brian B. Margolis, Esq. at (212) 237-2579.

                                                      Respectfully,

                                                      /s/ Dan Frawley

cc:      Brian B. Margolis                            Dan Frawley